UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August 2012

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	PROXY STATEMENT	12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: August 6, 2011	By:	/s/ Leor Porat
		Name:	Leor Porat
		Title:	General Counsel and Corporate Secretary

EXHIBIT 1

ALVARION LTD.
21A Habarzel Street
Tel Aviv 69710, Israel

PROXY STATEMENT
______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 10, 2012

We invite you to attend the Annual General Meeting of Shareholders (the "Meeting") of Alvarion Ltd. (the "Company" or "Alvarion"). The Meeting will be held on Monday, September 10, 2012 at 4:00 p.m. (Israel time) at Alvarion's principal executive offices at 21A Habarzel Street, Tel Aviv 69710, Israel.

You are entitled to notice of, and to vote at, the Meeting, if you hold Ordinary Shares, nominal value NIS 0.01 per share, of Alvarion as of August 7, 2012, the record date for the Meeting.  You can vote your shares by attending the Meeting or by completing and signing a proxy card.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting:

(1)	the reelection to our Board of Directors of Messrs. Doron Inbar and Dan Yalon;
(2)	the reelection to our Board of Directors of Professor Raphael Amit as an External Director;
(3)
the approval of the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors until the next annual general meeting of our shareholders, and the authorization of the Board of Directors and/or its Audit Committee to fix the annual compensation of the independent auditors;

(4)
the approval of a reverse split (consolidation) of the Company's ordinary shares to allow the Company to comply with the Nasdaq Global Select Market continued listing requirements, effective on the date to be announced by the Company, and a corresponding amendment of the Company’s Articles of Association; and

(5)	the transaction of such other business as may properly come before the Meeting.

We are not currently aware of any other matters that will come before the Meeting.  If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

In addition, you are invited to discuss at the Meeting our 2011 consolidated financial statements, and questions regarding our 2011 financial statements may be addressed to us or to our auditors at the Meeting.  Our Annual Report on Form 20-F for the year ended December 31, 2011, including our 2011 audited consolidated financial statements, is available on our website at www.alvarion.com. To have a printed copy mailed to you at no charge, please contact us at 21A Habarzel Street, Tel Aviv 69710, Israel; tel: +972-3-7674333, email:  sivan.farfuri@alvarion.com.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card, which will be sent to you or will be accessible on the website of the Company.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than two (2) hours prior to the time fixed for the Meeting at 4:00 p.m. (Israel time) on September 10, 2012.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on August 7, 2012.  You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on August 7, 2012, or which appear in the participant listing of a securities depository on that date.  We are mailing the proxy cards to our shareholders on or about August 7, 2012, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means, by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On August 1, 2012, we had outstanding 62,472,463 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing more than 33.33% of our voting power.  This is known as a quorum.  If a quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  Any two shareholders who attend an adjourned Meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at http://www.alvarion.com.

Our Board of Directors unanimously recommends that you vote "FOR" all proposals under Items 1 through 4 below.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS

We are not aware of any person or entity that beneficially owned, as of August 2, 2012, more than 5% of our outstanding Ordinary Shares.

ITEM 1 – PROPOSAL TO REELECT MESSRS. DORON INBAR AND DAN YALON TO
OUR BOARD OF DIRECTORS

You are being asked to reelect Messrs. Doron Inbar and Dan Yalon to our Board of Directors, each for a term expiring at the third annual general meeting of our shareholders following this Meeting. Under our Articles of Association, the maximum number of our directors is fixed at ten. We currently have six directors, including two directors who are "External Directors" under Israel's Companies Law and the rules promulgated thereunder (the "Companies Law"). See Item 2 below regarding the reelection of one of our External Directors. Our Articles of Association provide that a certain number of our directors (other than the External Directors) shall be elected each year at our annual general meeting, and, unless specifically determined otherwise, each elected director shall serve until the third annual general meeting following the meeting at which such director was elected. You are being asked to reelect Meesrs. Doron Inbar and Dan Yalon to our Board of Directors. If the Board of Directors' nominees are elected, these two directors will serve as directors following the Meeting for a term expiring at the third annual general meeting of our shareholders following this Meeting.

Mr. Yalon was appointed as a member of our Board of Directors by the Board itself in February 2012, in accordance with our Articles of Association, which provide that such appointment is effective until the next general meeting of our shareholders following the appointment.

In accordance with the Companies Law, each of the nominees for reelection to our Board of Directors (as well as our other directors that are not standing for reelection at this Meeting) has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of Alvarion, taking into account the size and needs of Alvarion.

Nominees for Director

Our Board of Directors' Nominating and Corporate Governance Committee recommended that Messrs. Inbar and Yalon be reelected to the Board of Directors at the Meeting. Our Board of Directors approved this recommendation. Biographical information of these nominees is set forth below.

Mr. Doron Inbar has served as a member of our Board of Directors since September 2009. Mr. Inbar has been a Venture Partner at Carmel Ventures, an Israeli-based venture capital fund that invests primarily in early stage companies in the fields of Software, Communications, Semiconductors, Internet, Media, and Consumer Electronics, since 2006. Previously, Mr. Inbar served as the President of ECI Telecom Ltd., a global telecom networking infrastructure provider, from November 1999 to December 2005 and its Chief Executive Officer from February 2000 to December 2005.  Mr. Inbar joined ECI Telecom Ltd. in 1983 and during his first eleven years with the company, served in various positions at its wholly-owned U.S. subsidiary, ECI Telecom, Inc., in the U.S., including Executive Vice President and General Manager.  In July 1994, Mr. Inbar returned to Israel to become Vice President, Corporate Budget, Control and Subsidiaries of ECI Telecom Ltd.  In June 1996, Mr. Inbar was appointed Senior Vice President and Chief Financial Officer of ECI Telecom Ltd., and he became Executive Vice President of ECI Telecom Ltd. in January 1999.  Mr. Inbar also serves on the Board of Directors of SolarEdge Technologies Inc., an innovative start up in the photovoltaic industry, as Chairman of the Board of Directors of Archimedes Global Ltd., a company which provides health insurance and health provision in East Europe, and on the Board of Directors of Maccabi Dent Ltd., the largest chain of dental service clinics in Israel.  Previously, Mr. Inbar served as Chairman of the Board of Directors of C-nario Ltd., a global provider of digital signage software solutions, Chairman of the Board of Directors of Followap Inc., which was sold to Neustar, Inc. in November 2006, and Chairman of the Board of Director of Enure Networks Ltd. Mr. Inbar holds a bachelors degree in economics and business administration from Bar-Ilan University, Israel.

Mr. Dan Yalon was appointed as a member of our Board of Directors in February 2012. In June 2012, Mr. Yalon joined Objet, a global leader in 3-D printing as EVP strategic marketing & business development. Prior to joining Objet and since 2007, Mr. Yalon served as the Chief Strategy Officer of NICE Systems (NASDAQ: NICE). As a member of NICE’s executive leadership team, Mr. Yalon was responsible for strategy formulation and execution and for strategic alliances. Prior to joining NICE in 2007, Mr. Yalon was Head of Strategy and New Business Initiatives at Amdocs (NYSE: DOX), where he led multiple corporate strategy activities. His career also includes several years as a strategy consultant with US-based Monitor Group and with Israeli firm POC Hi-Tech. Mr. Yalon holds an LL.B. and a Bachelor degree in Management from the Hebrew University of Jerusalem and is a graduate of Harvard Business School's Advanced Management Program (AMP).

We are proposing to adopt the following resolution:

"RESOLVED, that the reelection of Doron Inbar and Dan Yalon to the Board of Directors of Alvarion Ltd. for a term expiring at the third Annual General Meeting of shareholders following the date hereof be, and it hereby is, approved"

The affirmative vote of the holders of a majority of the Ordinary Shares voting on this proposal in person or by proxy is required to appoint each of Mr. Inbar and Mr. Yalon as a director.

ITEM 2 – PROPOSAL TO REELECT AN EXTERNAL DIRECTOR

In accordance with the Companies Law, we must have at least two External Directors who meet the statutory requirements of independence. An External Director serves for a term of three years, which may be extended for additional three-year terms (subject to certain conditions). An External Director can be removed from office only under very limited circumstances. All of the External Directors must serve on our Audit Committee, and at least one External Director must serve on each other committee of our Board of Directors.

Professor Raphael Amit and Ms. Robin Hacke are our External Directors under the Companies Law. The current term of office of Professor Raphael Amit expires on September 9, 2012 and he is standing for reelection at this Meeting. The term of office of Ms. Robin Hacke expires in 2013 and she is not required to stand for reelection at this Meeting. Biographical information of Professor Raphael Amit is set forth below.

Professor Raphael Amit has served as one of our External Directors since September 2003. He serves on our Audit and Compensation Committees.  Prior to joining our Board of Directors, Professor Amit served as Chairman of the Board of Directors of Creo Products Inc. (NASDAQ: CREO until May 2005).  Professor Amit has been the Robert B. Goergen Professor of Entrepreneurship and a Professor of Management at the Wharton School of Business at the University of Pennsylvania since July 1999. Professor Amit also serves as the Academic Director of Wharton’s Goergen Entrepreneurial Management Programs. Prior thereto, Professor Amit was the Peter Wall Distinguished Professor at the Faculty of Commerce and Business Administration, at the University of British Columbia (UBC), where he was the founding director of the W. Maurice Young Entrepreneurship and Venture Capital Research Center. From 1983 to 1990, Professor Amit served on the faculty of the Kellogg Graduate School of Management at Northwestern University, where he received the Kellogg Research Professorship and the Richard M. Paget Research Chair in Business Policy. Professor Amit holds B.A. and M.A. degrees in Economics from the Hebrew University and a Ph.D. in Management from Northwestern University’s Kellogg Graduate School of Management. Professor Amit has served as a consultant to a broad range of organizations in North America, Asia and Europe, to which he advised on strategic, financial, governance, entrepreneurial management and related issues.

Nominee for External Director

Since Professor Amit is standing for reelection for a forth three-year term, Professor Amit may be reelected to an additional three-year term if one of the following conditions is met:

(1)
One or more shareholders holding at least 1% of the voting power in the Company offered to nominate Professor Amit for an additional term of office and the appointment was approved by the affirmative vote of the holders of a majority of the voting power represented and voting on this matter in person or by proxy, not including votes of controlling shareholders or shareholders who have a personal interest in the election of Professor Amit (other than a personal interest that does not result from such shareholders' relationship with the controlling shareholder); and provided that the total Ordinary Shares held by non-controlling persons and by persons who have no personal interest in the appointment of Professor Amit as a result of their relationship with the controlling shareholder, who voted in favor of the reelection of Professor Amit exceeds 2% of the voting power in the Company; or

(2)
The Board of Directors proposed the nominee for an additional term of office, and the election was approved by the affirmative vote of the holders of a majority of the voting power represented and voting on this matter in person or by proxy. In addition, the shareholders' approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders or have a personal interest in the election of Professor Raphael Amit (other than a personal interest that does not result from such shareholders' relationship with the controlling shareholder), or the total Ordinary Shares of non-controlling shareholders voted against this proposal must not represent more than 2% of the voting power in the Company.

Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the Company, otherwise than by reason of being a director or other office holder of the Company. To the Company’s knowledge, non of its current shareholders is a controlling shareholder of the Company.

The Companies Law requires that each shareholder voting on the matter relating to the reelection of Professor Amit indicate whether or not the shareholder has a personal interest in the matter.  Otherwise, the shareholder is not eligible to vote on this matter.  Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder’s family (or spouse thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or chief executive officer, owns at least 5% of its shares or voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our shares. Under the Companies Law, in the case of a person voting by proxy for another person, "personal interest" includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Our Board of Directors' Nominating and Corporate Governance Committee recommended that Professor Amit be reelected as an External Director at the Meeting for an additional three year term. Our Board of Directors' Nominating and Corporate Governance Committee and our Board of Directors has each found that Professor Amit has all necessary qualifications required under the Companies Law to act as an "External Director" and to be considered an "independent director" and "audit committee financial expert" pursuant to the applicable SEC and NASDAQ requirements. Our Audit Committee and Board of Directors approved the Board of Directors' Nominating and Corporate Governance Committee's recommendation and determined that, in light of the expertise and contribution of Professor Amit to our Board of Directors and Board committees, the reappointment of Professor Raphael Amit as an External Director for three additional years is in the Company's best interest. If reelected at the Meeting, Professor Amit will serve for an additional three-year term.

In accordance with the Companies Law, Professor Amit has certified to us that he meets all the requirements of the Companies Law for reelection as an External Director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his duties as an External Director of Alvarion.

We are proposing to adopt the following resolution:

"RESOLVED, that the reelection of Professor Raphael Amit to the Board of Directors of Alvarion Ltd. to serve as an External Director for a three-year term be, and it hereby is, approved."

ITEM 3 – PROPOSAL TO APPROVE THE APPOINTMENT OF OUR INDEPENDENT
 AUDITORS AND AUTHORIZATION OF THE BOARD AND/OR AUDIT COMMITTEE
TO FIX THE REMUNERATION OF THE INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, an Israeli accounting firm that is a member of Ernst & Young Global, as our independent auditors for the period ending at our next annual general meeting of shareholders.

Our Audit Committee and Board of Directors have recommended, subject to our shareholders' approval, that Kost Forer Gabbay & Kasierer be appointed as our independent auditors for the period ending at our next annual general meeting of shareholders.

The shareholders will also be asked to authorize the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) to fix the remuneration of the auditors.

Representatives of Kost, Forer, Gabbay & Kasierer will be available to respond to appropriate questions raised during the Meeting.  In addition, at the Meeting, the shareholders will receive a report with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2011.

We are proposing to adopt the following resolution:

"RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Alvarion Ltd.'s independent auditors for the period ending at Alvarion Ltd.'s next Annual General Meeting of shareholders be, and it hereby is, approved, and the Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent auditors."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution to approve the appointment of our independent auditors and authorize the Board of Directors and/or Audit Committee to fix the independent auditors’ remuneration.

ITEM 4 - APPROVAL OF A REVERSE SPLIT (CONSOLIDATION) OF THE
COMPANY'S SHARE CAPITAL AND AMENDING THE ARTICLES OF
ASSOCIATION ACCORDINGLY

At the Meeting, the shareholders will be requested to approve a reverse split of the Company’s Ordinary Shares to the extent determined by the Company’s Board of Directors and/or management to be necessary for the Company to comply with the Nasdaq Global Select Market continued listing requirement that the price per each Ordinary Share of the Company be not less than $1.00.

On April 23, 2012, The Nasdaq Stock Market ("Nasdaq") notified the Company that the Company failed to comply with Nasdaq’s minimum bid requirement of $1.00 per share necessary for continued inclusion on the Nasdaq Global Select Market. The Company was provided a period of 180 calendar days, or until October 23, 2012, to regain compliance with such minimum bid price requirement. To regain compliance, the closing bid price of the Company’s Ordinary Shares must be at least $1.00 per share for at least 10 consecutive business days. If the Company does not regain compliance within the initial 180-day period, but otherwise meets the continued listing requirements for market value of publicly held shares and all other initial listing standards of Nasdaq, except for the bid price requirement, Nasdaq’s staff may grant the Company an additional 180 calendar days to regain compliance. If the Company is not granted an additional 180 calendar days compliance period, then Nasdaq will provide written notification that the Company’s securities will be delisted and the Company may appeal the determination to the Nasdaq Listing Qualifications Panel. The Company currently satisfies all of the Nasdaq continued listing standards other than the $1.00 minimum bid price requirement.

The Company believes that a reverse split is advisable in order to meet the Nasdaq continued listing requirements. In addition, the Company believes that the reverse split is advisable in order to make our Ordinary Shares a more attractive investment for large US institutional investors and to allow the Ordinary Shares to continue to be listed on the Nasdaq Global Select Market. The reverse split, if approved by the Company’s shareholders, is intended to enable the Company to regain compliance with Nasdaq’s minimum bid price requirement of $1.00. The Company believes that the continued listing on the Nasdaq Global Market will enable the Company to maintain greater access to the public capital markets and will afford the Company’s shareholders greater liquidity with respect to their shareholdings in the Company. The Company therefore seeks approval of the shareholders to effect a reverse split of the Company's outstanding Ordinary Shares within a range of 1:8 to 1:12 and to amend the Articles of Association to effect such reverse split. If this proposal is approved, then the Board and/or management will have the authority to decide, within three months of the Meeting, whether to implement the reverse split and the exact ratio for the reverse split within this range, if it is to be implemented. If the reverse split is implemented, the number of authorized as well as the number of issued and outstanding Ordinary Shares would be reduced in accordance with the exchange ratio determined by our Board of Directors and/or management.

 In the event that the Company’s shareholders do not approve the proposed reverse split and corresponding amendments to the Company’s Articles of Association, the Company’s Ordinary Shares will likely be delisted from trading on the Nasdaq Global Select Market. Delisting may negatively impact the Company's ability to secure additional financing and may impact some of the Company's disclosure obligations under Israeli law. Accordingly, the board recommends that the shareholders approve the reverse split as described above on a date to be announced by the Company and authorize the Company to amend the Articles of Association accordingly.

If the reverse split is approved by our shareholders, the Company will issue a press release announcing the effective date of the reverse split and will amend the Articles of Association to effect such reverse split. As a result of the reverse split, the total number of Ordinary Shares outstanding and the authorized shares will be reduced and the par value per share will be increased proportionately. For example, if the reverse split is approved and the Company proceeds with a reverse split of 1:8, then the 62,472,463 million shares, par value NIS 0.01 per share, currently outstanding, will be reduced to 7,809,058 million shares. Since the total issued principle amount of the share capital remains the same after the split, the par value per share in this example would be increased from NIS 0.01 to NIS 0.08 per share.

The Company is required to give notice to Nasdaq at least 15 calendar days prior to the record date of a reverse split.

While our Board of Directors believes that the potential advantages of a reverse split outweigh any actual or potential disadvantages, if the Company does effect a reverse split there can be no assurance that:

(1)	our Ordinary Shares will trade at a price in proportion to the reduction in the number of outstanding shares resulting from the reverse split;
(2)	following such reverse split the Company's Ordinary Shares will continue to be listed on the Nasdaq Global Select Market;
(3)	the liquidity of our Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the reverse split;
(4)	engaging in a reverse split will not be perceived in a negative manner by investors, analysts or other stock market participants; or
(5)
the reverse split will not result in some shareholders owning "odd-lots" of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in "round-lots" of even multiples of 100 shares.

The exercise price and the number of shares issuable pursuant to outstanding options, warrants, capital notes and convertible debentures, if any, will be adjusted pursuant to the terms of such instruments in connection with such reverse split. For example, if the reverse split is approved and the Company proceeds with a reverse split of 1:8, then for every 8 old Ordinary Shares previously issuable upon exercise of the options, warrants, capital notes and convertible debentures, the holders of these convertible securities will, upon exercise thereof, now receive one Ordinary Share of NIS 0.08 par value, for the same aggregate amount of consideration paid.

Fractional Shares

No fractional shares will be issued as a result of the reverse split. Instead, all fractional shares will be rounded up to the next whole number of shares.

Exchange of Share Certificates

Shortly after the reverse split becomes effective, each holder of an outstanding certificate representing Ordinary Shares will receive from American Stock Trust & Transfer Company, the Company's transfer agent (the "Transfer Agent"), instructions for the surrender of such certificate to the Transfer Agent. Such instructions will include a form of Transmittal Letter to be completed and returned to the Transfer Agent. As soon as practicable after the surrender to the Transfer Agent of any certificate that prior to the effective date of the reverse split represented Ordinary Shares, together with a duly executed Transmittal Letter and any other documents the Transfer Agent may specify, the Transfer Agent shall deliver to the person in whose name such certificate had been issued confirmation that book entry shares have been issued in the name of such person representing the whole number of Ordinary Shares into which the Ordinary Shares previously represented by the surrendered certificate shall have been reclassified.

Until surrendered as contemplated herein, each certificate that immediately prior to the reverse split represented any Ordinary Shares shall be deemed at and after the reverse split to represent the whole number of Ordinary Shares contemplated by the preceding sentence. Each certificate representing Ordinary Shares issued in connection with the reverse split will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the Ordinary Shares.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any certificate that prior to approval of the reverse split represented any Ordinary Shares, except that if any certificates for Ordinary Shares are to be issued in a name other than that in which the certificates for Ordinary Shares surrendered are registered, it shall be a condition of such issuance that (i) the person requesting such issuance shall pay to the Company any transfer taxes payable by reason thereof (or prior to transfer of such certificate, if any) or establish to the satisfaction of the Company that such taxes have been paid or are not payable, (ii) such transfer shall comply with all applicable federal and state securities laws, and (iii) such surrendered certificate shall be properly endorsed and otherwise be in proper form for transfer.

We are proposing to adopt the following resolution:

"RESOLVED to approve a reverse split of the Company's Ordinary Shares in a ratio to be determined by the Board of Directors and/or management in a range between 1:8 to 1:12, effective on the date to be announced by the Company, and to amend the Articles of Association accordingly."

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the reverse split and to amend the Articles of Association accordingly.

By Order of the Board of Directors, AMNON YACOBY Chairman of the Board of Directors